# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: D. Boral ARC Acquisition I Corp., CIK 0002065779
CUSIP: G2616F101
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 10 East 53rd Street, Suite 3001, New York, New York (NY), 10022
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001315863-25-000797
Filed by CIK 0001080171

## Reporting persons
- Aristeia Capital, L.L.C.: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 940,385; shared voting power 0; sole dispositive power 940,385; shared dispositive power 0; aggregate amount beneficially owned 940,385 (3.22% of the class)

## Item 1. Issuer
Name of issuer: D. Boral ARC Acquisition I Corp.
Address of issuer's principal executive offices: 10 East 53rd Street, Suite 3001, New York, NY 10022

## Item 2. Person Filing
Name of person filing: Aristeia Capital, L.L.C.
Address of principal business office or, if none, residence: One Greenwich Plaza, Suite 300, Greenwich, CT 06830
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
940,385

The Reporting Person may be deemed the beneficial owner of 940,385 Class A ordinary shares, which is approximately 3.22% of the outstanding shares. This percentage was determined by dividing 940,385 by 29,200,000, which is the number of shares outstanding as of March 13, 2026, as reported in the Issuer's 10-K filed with the SEC on March 16, 2026.
Percent of class: 3.22%
Sole power to vote or to direct the vote: 940,385
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 940,385
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Aristeia Capital, L.L.C.: /s/ Andrew B. David, Andrew B. David / Chief Operating Officer, Aristeia Capital, L.L.C. (05/14/2026)